FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-31472

CHC Helicopter Corporation

(Translation of registrant’s name into English)

Hangar No. 1

St. John’s Airport

P.O. Box 5188, St. John’s NL

Canada

A1C 5V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F    X      Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CHC HELICOPTER CORPORATION

Press Release

Attention Business Editors:

CHC Helicopter Corporation Commencing Cash Tender Offer and Consent Solicitation

                     ST. JOHN’S, NL, April 7 /CNW/ - CHC Helicopter Corporation (TSX: FLY.A and FLY.B; NYSE: FLI) announced today that it is commencing a cash tender offer (the “Offer”) to purchase any and all of its outstanding (euro) 94.25 million principal amount of 11 ¾% Senior Subordinated Notes due 2007, ISIN Nos. XS0117999499 and XS0113667165 (the “Notes”).  In conjunction with the Offer, the Company is soliciting the consent of the holders (each, a “Holder” and, collectively, the “Holders”) of the aggregate principal amount of the Notes to certain proposed amendments to the indenture governing the Notes and the consent of the Holders to the release of the collateral securing the Notes (the “Solicitation”).

                     The Offer and Solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated April 7, 2004 (the “Offer to Purchase”), which more fully sets forth the terms and conditions of the Offer and Solicitation.

                     Holders who validly tender their notes on or prior to the Early Tender Date will receive the total consideration of (euro) 1,078.50 per (euro) 1,000 principal amount of Notes (if such notes are accepted for purchase).  Holders who validly tender their Notes after the Early Tender Date and on or prior to the Expiration Date will receive as payment for the Notes (euro) 1,048.50 per (euro) 1,000 principal amount of Notes (if such notes are accepted for purchase).  In either case, Holders who validly tender their Notes also will be paid accrued and unpaid interest up to, but not including, the relevant payment date (if such notes are accepted for purchase). Notes tendered after the Early Tender Date but on or before the Expiration Date may be withdrawn on or before the Expiration Date, but not after the Expiration Date.

                     The Offer is scheduled to expire at 12:01 a.m., New York City time, on May 5, 2004, unless extended or earlier terminated (the “Expiration Date”). The Solicitation is scheduled to expire at 5:00 p.m., New York City time, on April 21, 2004 (the “Early Tender Date”).  Holders tendering their Notes will be required to consent to certain proposed changes to the indenture governing the Notes, which will eliminate substantially all of the restrictive covenants, and to the release of the collateral securing the Notes.

                The Offer is subject to various conditions, including (i) the receipt of consents of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding necessary to approve the amendments tothe indenture governing the Notes, (ii) the approval of the Company’s senior lenders and (iii) the completion by the Company to its satisfaction of a new subordinated debt financing. The Company intends to pay the consideration under this Offer and Solicitation with the proceeds of such subordinated debt financing.

                     Any Holder of Notes desiring to tender Notes may transmit acceptance to Euroclear Bank or Clearstream, Luxembourg.  No letter or transmittal or consent need be executed in relation to the Offer.

                     Information regarding the pricing, tender and delivery procedures and conditions of the Offer and Solicitation is contained in the Offer to Purchase and related documents.  The Company has engaged Merrill Lynch & Co. to act as Dealer Manager and Solicitation Agent in connection with the Offer and Solicitation.  Any questions or requests for assistance or for copies of these documents can be obtained by contacting Merrill Lynch & Co. at (888) ML4-TNDR (toll-free) or (212) 449-4914 (collect).  Requests for documentation may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at 1(888) 644-6071 or 0 800 389 7892 (toll-free) and 1(212) 269-5550 or +(44) 20 7920 9700.  In Luxembourg, copies of the Offer to Purchase may be obtained, free of charge, at 43 Boulevard Royal, L-2955 Luxembourg, Attention: Corporate Trust and Agency or (352) 47 97 3935.

                     This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the Notes. The Offer and consent solicitation are made solely by means of the Offer to Purchase.

For further information: Jo Mark Zurel, Senior Vice President, Chief Financial Officer, CHC Helicopter Corporation, (709) 570-0567; Chris Flanagan, Director of Communications, CHC Helicopter Corporation, (709) 570-0749

 SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC HELICOPTER CORPORATION

Dated: April 9, 2004	By:	/s/ David R. Loveys
	Name:	David R. Loveys
	Title:	Corporate Treasurer